Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	SIX MONTHS ENDED JUNE 30,			YEAR ENDED DECEMBER 31,
	2004	2003		2003	2002	2001	2000		1999
Pre-tax (loss) income from continuing operations before minority interest and cumulative effect of accounting change	$(13)	$(52)		$(243)	$(80)	$(150)	$183		$(547)
Loss (earnings) on Equistar investment	(14)	57		100	73	83	(45)		7
Cash distributions from Equistar	—	—		—	—	—	83		75
Add back fixed charges:
Interest expense	52	47		98	90	85	80		72
Rent expenses (33%)	4	4		7	7	6	5		4

Total fixed charges	56	51		105	97	91	85		76

Adjusted earnings (loss)	$29	$56		$(38)	$90	$24	$306		$(389)
Ratio of earnings to fixed charges(1)(2)	N/A	1.10	x	N/A	N/A	N/A	3.61	x	N/A

(1)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” represent income from continuing operations before income taxes, minority interest and (loss) earnings on Equistar investment, plus fixed charges and cash distributions from Equistar. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expenses which Millennium Chemicals considers to be a reasonable approximation of interest. Additional earnings of $27 million for the six months ended June 30, 2004 and additional earnings of $143 million, $7 million, $67 million, and $465 million for the years ended December 31, 2003, 2002, 2001, and 1999, respectively, would have been required to achieve a one-to-one ratio.

(2)	The pro forma ratio of earnings to fixed charges is not presented for the six months ended June 30, 2004 and June 30, 2003 and for the year ended December 31, 2003 because it differs from the historical ratio of earnings to fixed charges for the year ended December 31, 2003 by less than ten percent.